Exhibit 99.1

AMC Entertainment Inc. Announces
Senior Subordinated Notes Offering

KANSAS CITY, Missouri (February 18, 2004)— AMC Entertainment Inc. (AMEX:AEN) announced that it has commenced an offering of $550.0 million aggregate principal amount of its Senior Subordinated Notes due 2014 in a private placement offering.

The net proceeds from the sale of the notes in the offering are expected to be approximately $535.0 million after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to apply the net proceeds from the offering to redeem all its outstanding 9½% senior subordinated notes due 2009 its 9½% senior subordinated notes due 2011 on or about March 26, 2004, and for general corporate purposes. The offering is expected to close on February 23, 2004.

The Notes will be sold to qualified institutional buyers in reliance on Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release contains forward-looking statements within the meaning of the federal securities laws relating to the Company's plans to offer the notes and consummate the offering, the anticipated terms of the notes and the anticipated use of proceeds of the offering. These statements are based upon the current expectations and beliefs of the Company's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements discussed in the Company's filings with the U.S. Securities and Exchange Commission.

Richard J. King
Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000